Exhibit 99.2

Prima BioMed

Annual General Meeting

CEO Presentation

November 25, 2016

ASX:PRR; NASDAQ:PBMD

Marc Voigt

Notice: Forward Looking Statements

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889 (ASX:PRR; NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed and should not be relied upon as an independent source of information. Please refer to the Company’s website and/or the

Company’s filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Corporate

Sound financial management

Sydys partnering of CVac™

Significant analyst coverage

JP Morgan, ASCO, ESMO,SITC conferences

3 Patents granted

2016 Highlights

Clinical

First Chinese manufactured biologic dosed in Europe

TACTI-mel initiated and first patients dosed – encouraging safety data

AIPAC initiated -first safety, PK and IM data and dose escalation

AIPAC first and second cohort recruitment complete

Collaborations

Ongoing clinical development of our partners GSK and Novartis

MTA with Yamaguchi /NEC for IMP321

INSIGHT Trial Announced

WuXi MoU

Key Financials

Ticker    ASX: PRR; NASDAQ: PBMD

Market Cap    AUD $78.72M (23 Nov 16)

Shares on Issue    2,071,537,809 (23 Nov 16)

Options on Issue    77,378,693

Net Operating cash outflow FY 16    AUD $11.3M

G&A    AUD $6.98M

Expenses FY 16

R&D and Intellectual Property    AUD $7.06M

Expenses FY16

Cash in bank    AUD $18.2M (3Q,2016)

PROGRAM UPDATE

# Pipeline

## LAG-3 Technologies

### IMP321

| Indication | Stage reached (Preclinical / Phase I / Phase IIa / Phase IIb) | Partner |
|---|---|---|
| Metastatic Breast Cancer | Phase IIb | ***WW Prima*** (ex China: Eddingpharm)<br>Phase IIb trial began Oct 2015<br>MOA: APC activator following first-line chemotherapy |
| Proof of Concept Study in Metastatic Melanoma | Phase I | ***WW Prima*** (ex China: Eddingpharm)<br>Phase I trial began Jan 2016<br>MOA: APC activator + PD-1 checkpoint inhibitor |

### IMP731

| Indication | Stage reached | Partner |
|---|---|---|
| Autoimmune Diseases | Phase I | ***WW GSK***<br>Phase I trial began Jan 2015<br>MOA: LAG-3 depleting antibody |

### IMP701

| Indication | Stage reached | Partner |
|---|---|---|
| Cancer | Phase I | ***WW Novartis***<br>Phase I trial began Aug 2015<br>MOA: Blocking LAG-3 antibody |

## Autologous Dendritic Cell Therapy

### CVac™

| Indication | Stage reached | Partner |
|---|---|---|
| Ovarian Cancer | Phase IIb | ***WW Sydys Corporation (ex Israel: Neopharm)***<br>Phase IIb completed; New trials to be initiated |

PRIMA BIOMED

6

IMP321 – one product, many applications

Chemoimmunotherapy- AIPAC

I-O Combination Therapy – TACTI-mel

Direct Injection—INSIGHT

Cancer Vaccine Therapy – Yamaguchi/NEC

AIPAC- Active IMmunotherapy with PAClitaxel

Chemoimmunotherapy – adding an antigen presenting cell (APC) activator after chemotherapy treatment to boost immune responses.

Encouraging scientific advice from EMA July 2015

Initiated Dec 2015

First patient dosed Feb 2016

First safety, PK and immune monitoring data June 2016 – dose escalation

Second safety cohort recruitment completed

First safety run in phase and IM data expected Dec 2016

# IMP321 – AIPAC

## AIPAC trial: Active Immunotherapy PAClitaxel

### Phase IIb chemo-immunotherapy in metastatic breast cancer in different EU countries

Safety-run in, 15 (6+9) patients, 2 cohorts → Arm 1, 98 patients: paclitaxel + IMP321 / Arm 2, 98 patients: paclitaxel + placebo → Multicentre, randomised, double-blind → Safety and Efficacy Data

First patient in Feb. 2016

| Overview | |
|---|---|
| Design | Phase IIb, randomised, placebo controlled, double blinded, multinational |
| Primary Objective | Run-In: Recommended phase II dose<br>Randomised: paclitaxel + IMP321 vs. paclitaxel + placebo |
| Other Objectives | Safety, efficacy |
| Patient Population | Patients with advanced metastatic breast cancer indicated to receive first line chemotherapy with weekly paclitaxel |
| Treatment | Safety run-in: IMP321 + Paclitaxel<br>Arm 1: Paclitaxel + Placebo<br>Arm 2: Paclitaxel + IMP321 |
| Current Countries | NL, BL, HUN (11 sites active as of Oct 16) , stage II will be conducted in more countries and sites |

**Status report**

- Initial safety data of the first cohort of patients confirmed the safety and tolerability of IMP321 with no dose limiting toxicities, June 2016
- Recruiting in the safety-run in is completed
- Start of randomised phase expected early 2017

PRIMA BIOMED

9

TACTI-mel

Two Active

Immunotherapies in melanoma

Combination therapy – combining an APC activator and a checkpoint inhibitor to kick start the immune response after removing the brake.

Initiated Jan 2016

Being conducted at 6 sites in Australia

First    patient dosed May 2016

First    safety and immune monitoring data Dec

2016 – then dose escalation

# IMP321 – TACTI-mel

## TACTI-mel trial: Two ACTive Immunotherapeutics in melanoma

### Phase I study in immuno-immuno combination in unresectable or metastatic melanoma in Australia up to 24 patients, 3 cohorts, max. 8 patients each → IMP321 + anti-PD-1 (Keytruda®) → Multicenter, open label, dose escalation → Safety and tolerability

First patient in May 2016

| Overview | |
|---|---|
| Design | Phase I, multi-centre, open-label, dose escalation |
| Primary Objective | Safety, tolerability and recommended dose finding for phase II with pembrolizumab + IMP321 in unresectable or metastic melanoma |
| Other Objectives | Pharmakokinetic and pharmakodynamic of IMP321, objective response rate, time to next treatment, progress-free survival |
| Patient Population | Patients with asymptomatic or suboptimal response after three cycles of pembrolizumab |
| Treatment | Up to 24 patients<br>3 cohorts: 1/6/30 mg IMP321; s.c. q2w + pembrolizumab; starting with the 5th cycle of pembrolizumab |

**Status report**

- 6 clinical sites are approved and all are activated
- Dose escalation decision of the interim data of the first cohort will be expected at the end of this/beginning of next year


Australia

PRIMA BIOMED

11

Partner IMP321 trials…

Yamaguchi/NEC have commenced clinical research using IMP321 as an adjuvant together with their own peptides and adjuvant in solid tumours.

INSIGHT trial – German investigator sponsored trial in solid tumours testing direct intra- tumoral injection – currently waiting CA and EC approvals

IMP731 Update

GSK2831781, GSK’s investigational product derived from IMP731 antibody, in ongoing clinical trial in the context of autoimmune diseases

To our knowledge, no other company has yet generated an antibody capable of depleting LAG-3 expressing activated T cells

Up to ?64m in total upfront and milestones + royalties

A phase I study comprising two cohorts has completed in healthy subjects (Part A) and has commenced in patients with psoriasis (Part B)

Pending results of the phase I study and any future clinical development plans, regulatory filing by GSK potentially between 2021-2025*

*GSK 2015 investor presentation: Slide 108

IMP701 update

Phase I milestone received August 2015

LAG-525 derived from IMP701, in ongoing clinical trials in context of melanoma, lung and renal cancer

Works by blocking LAG-3-mediated immune down-regulation (removes brake)

In June 2016, Novartis amended their trial to increase enrollment from 240 to 416 patients and added a third treatment group to the trial that involves treating Japanese pts.

Estimated study completion date is October 2018

CVac™

May 2016—Sale and Licensing Agreement with Sydys to advance CVac™ Program

Prima received a 9.9% equity stake in Sydys for the assets being transferred

In the event of successful commercialisation of CVac, Prima could receive milestone payments and low single digit royalties on sales

Provides opportunity for second chance for CVac

The Market Opportunity for IMP321

Activator and Inhibitor

The I-O market is hot

The global cancer immunotherapy market is expected to reach

• US$35 Billion by 2023*

World-wide Q2 2016 sales for the following drugs were

Yervoy® (US$241m), Opdivo® (US$840m), Keytruda® (US$314m),

Tecentriq® (19m CHF)

*Citi Research: Immunotherapy the beginning of the end. Andrew Baum 22 May 2013

The LAG-3 landscape—beyond IMP321

Prima together with its partners, is the global leader in developing LAG-3 related products (IMP321, IMP701 and IMP731)

Increasing global R&D of LAG-3 related product candidates – we are in the right space!

clinical trials    pre-clinical trials

Novartis (Prima’s partner)    Agenus

GSK (Prima’s partner)    Tesaro

BMS    Sanofi/Regeneron

Merck    Macrogenics

Boehringer Ingelheim    Peregrine Pharmaceuticals

RXi Pharmaceuticals

Corporation/MirImmune, Inc

IP Portfolio

12 patent families providing broad protection across all LAG-3 assets

Comprises 89 pending or granted applications excluding those licensed to GSK and Novartis

Protection for methods of use of IMP321 may extend to 2036 excluding SPC or term adjustments

Regularly review our R&D activities to file new improvements wherever possible

# Opportunity in Metastatic Breast Cancer

- **30%** of breast cancer patients have **metastatic disease** (at diagnosis or more frequently through recurrence)[1] and 2 out of 3 are HR positive[2]
- Metastatic breast cancer (MBC) patients have a **median survival** of **2-4 years**[3]
- **5-year relative survival rate** is approximately **22%**[4,5]
- MBC currently remains almost **incurable**[6]
- In the U.S., **annual indirect cost to society** attributable to MBC for women under 65 was estimated to be **over US$ 572 million** including[7]:

| | |
|---|---|
| US$ 270 million | Premature deaths |
| US$ 253 million | Lost productivity |
| US$ 50 million | Caregiving |

The global breast cancer treatment market will reach **US$17.2 billion** by 2021.[8]

1. O'Shaughnessy J. Extending survival with chemotherapy in metastatic breast cancer. The Oncologist. 2005
2. American Cancer Society. (2014). Hormone therapy for breast cancer. Breast Cancer. Accessed on September 30, 2014 from http://www.cancer.org/cancer/breastcancer/detailedguide/breast-cancer-treating-hormone-therapy.
3. Mosher, C. E., Johnson, C., Dickler, M., Norton, L., Massie, M. J., DuHamel, K. (2013). Living with metastatic breast cancer: A qualitative analysis of physical, psychological, and social sequelae. Breast J, 19, 3, 285-92.
4. http://www.cancer.org/cancer/breastcancer/detailedguide/breast-cancer-survival-by-stage
5. Madell, R. Metastatic breast cancer: Life expectancy and prognosis. Healthline. 2014 at http://www.healthline.com/health/breast-cancer/metastatic-prognosisF# Overview1.
6. American Cancer Society. (2013). Detailed Guide: Breast cancer. American Cancer Society. Accessed on September 6, 2014 at http://www.cancer.org/acs/groups/cid/documents/webcontent/003090-pdf.pdf.
7. Sorensen , S. V. et al. (2012). Incidence-Based Cost-Of-Illness model for metastatic breast cancer in the United States. International Journal of Technology Assessment in Health Care, 28, 1,http://dx.doi.org.proxy1.athensams.net/10.1017/S026646231100064X.
8. http://www.researchandmarkets.com/research/mg3gms/breast_cancer

PRIMA BIOMED

20

Metastatic Breast Cancer Market

HER2- HR+ patient group is our primary target

Potential label extension is feasible

AIPAC: study in hormone receptor-positive (ER+PR+) metastatic breast carcinoma patients with IMP321 + paclitaxel

1

Primary target patients

• Global incidence of new cases of all breast cancer is estimated at 1,671,149 cases/yr of which 20% will potentially become metastatic (Globocan 2012)

1. Decision Resources 2010

Commercial Development Strategy

Work in Progress

Active business development

Manufacturing discussions ongoing to secure future clinical and commercial supply of IMP321

International Nonproprietary Name (INN) filed – to be announced 2017

Active research

Opportunity for IMP321 approval by EMA – subject to Ph IIb positive results

UPCOMING MILESTONES AND SUMMARY

Upcoming Milestones

Clinical

Dec 2016: Safety-run-in results of AIPAC: immuno-monitoring data and safety data; first TACTI-mel data

Q1 2017 Start of randomised phase for AIPAC

Q1 2017: TACTI-mel: Dose escalation

Throughout 2017: TACTI-mel results from different cohorts

Mid 2017 Efficacy data from AIPAC Safety Run-in (15pts)

2017: First results of INSIGHT study

Other

Potential milestones from development partners in the coming years

Continued expansion of IP

R&D for new products

Updates regarding LAG-3 landscape

Ongoing business development

Summary

We have multiple ongoing clinical developments with several value inflection points

We have strong partners with demonstrated commitment to continued development in clinical phases

We have a solid cash position and sound financial management

NASDAQ: PBMD, ASX: PRR

Thank you!